FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Presentation by Scott Powell, Country Head US

Item 1

Helping people and businesses prosper Scott Powell Country Head US

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 Contents US market and outlook 1 Achievements & main priorities 2 Key takeaways 3

3 US market and outlook 1

4 -5 0 5 10 15 20 2000 2002 2004 2006 2008 2010 2012 2014 2016 (1) Operating RoE . Based on consolidated financials of top 24 banks (2) Compustat ; Datastream ; Bloomberg; McKinsey Future of Banking model (3) Federal Reserve Northeast Rest of U.S. 54 46 Personal income per capita ($k) 33% 67% US Rest of World RoE for U.S. banks (%) Total consumer loans ($ Bn ) The US is 1/3 of the world’s banking market The US banking industry has delivered historical RoEs around ~11% on average The Northeast is the most attractive market in the US Auto loans are ~30% of total personal loans in the US 2011 2012 2013 2014 2015 2016 0.75 0.81 0.88 0.96 1.04 1.11 1.98 2.08 2.19 2.32 2.47 2.62 2.73 2.89 3.07 3.28 3.51 3.73 +6% CAGR X% The US remains an attractive market… Auto Other consumer 1 2 3

5 (1) Consensus projections (2) Growth rates aggregated KBW Bank Index; other financial statement ratios are median of the KBW Bank Index (3) CPI used car price based on NADA index …and the macro outlook is positive Macro Fed Funds Rates (%) Financial System 1.6 2.0 2.3 0.75 1.50 2.25 4.9 4.6 4.3 4.4 4.2 9.9 Auto Stable GDP growth and rising rates Regulatory easing projected to benefit US banking sector Stable car volumes with declining prices 2018E 2017E 2016 US GDP Growth (%) Unemployment (%) Deposit growth (%) Loan growth (%) RoE (%) Light Vehicle Sales (MM) 17.5 16.9 16.9 - 3.7 - 3.1 - 0.6 Used car price change (%) 5.3 6.1 5.8 2.6 8.2 9.4 1 3 2

6 Loans $86Bn Deposits $63Bn Attributable Profit $264MM Clients 2.1MM Branches 673 ATMs 2,093 Loans market share 3.1% Deposits market share 2.7% Retail Auto l ending market share 3.9% Santander US Santander Bank (SBNA) Santander Consumer USA Assets $134Bn Santander’s US F ranchise 1H’17 Santander Bank (SBNA) NY Branch Santander Puerto Rico Santander Consumer USA Banco Santander International • Well balanced franchise in the Northeast • Nationwide auto finance business • Private banking business in Miami • Broker dealer in New York • Retail bank in Puerto Rico (1) Calculated using local US GAAP criteria (2) Customer data is Jun ‘17 for Clients, Branches and ATMs (3) Market share as of 6/30/2017 from FDIC. Data available once a year (considering all states where Santander Bank operates) (4) Source : J.D. Power Market Share Report for 2Q’17 (includes Santander Consumer USA and Chrysler Capital combined ) 1 1 1 3 3 4 2

7 Achievements & main priorities 2

8 Delivering on regulatory commitments Improving profitability at SBNA Operating Santander Consumer at bank standards 1 2 3 We are delivering on our commitments

9 1 We are achieving key regulatory milestones… Material progress in addressing regulatory deficiencies Capital distribution by SHUSA to the Group allowed by the Fed for the 1 st time since 2011 F ormation of the Intermediate Holding Company (IHC) in the US Passed CCAR and removed Written A greement regulating dividends

10 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14 SBNA 10.7% 10.8% 10.9% 11.0% 11.0% 11.1% 11.5% 11.8% 12.1% 12.2% 12.5% 13.3% 15.0% 15.5% 17.6% …while keeping the highest capital ratio among peers SBNA 1 Capital ratio outperforming peers Note: Peers included are Huntington, Comerica, M&T, Compass, SunTrust, KeyBank, Citizens, BB&T, Bank of the West, Fifth Third , R egions, BMO Harris, TD and MUFG CET1 (1H’17) Peer average 12.5% 5.1pp above average

2 We are closing gaps to peers in meaningful ways…

Significant improvement of yield on assets

Yield on earning assets



Peer Median
SBNA
3.19%
3.49%
3.32%
2.86%
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17

Substantial funding cost reduction

Cost of funds



0.75%
0.56%
0.39%
0.31%
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17

Increasing revenue over assets

Revenue to avg. earning assets



Peer Median
SBNA
4.33%
4.60%
3.98%
3.45%
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17

Closing gap vs. peers in NIM

Net interest margin



2.96%
3.16%
2.81%
2.17%
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17

Note: Sourced from regulatory filings in US GAAP. Peers included are Bank of the West, BB&T, BBVA Compass, Bank of Montreal, Citizens, Comerica, Fifth Third, Huntington, KeyBank, M&T, MUFG, Regions, SunTrust and Toronto Dominion Bank

Santander
11
GROUP STRATEGY UPDATE

12 Targeting efficiency in 60s in the upcoming years 87% 78% 64% 61% 2Q'16 2Q'17 Catching up with peers in cost - to - income Peer Median Note: Peers included are Bank of the West, BB&T, BBVA Compass, Bank of Montreal , Citizens, Comerica, Fifth Third, Huntington, KeyBank, M&T, MUFG, Regions, SunTrust and Toronto Dominion Bank (1) Non - interest expenses / operating revenue Efficiency Ratio closing the gap SBNA …while improving our costs and expenses structure… 2 1 - 9pp - 3pp

13 1H'15 1H'17 164 289 …while also becoming more digital Earning the loyalty of our customers… 1H'15 1H'17 576 839 U.S Retail Banking satisfaction (points) Significant improvement in service quality 76% 46% Peer Median 735 780 791 812 Jan ‘15 Apr ‘17 +45 +21 Retail loyal customers (k) Digital customers (k) …and enhancing customer experience and building loyalty at SBNA 2 Source: JD Power

14 The US’ place in Santander’s global network has increased cross - border revenue • Driving Banco Santander International collaborative revenue opportunities between Latin America and Europe • Global Corporate Banking ( GCB) and Commercial Banking US - Mexico and US - UK collaborations underway, with a significant number of transactions closed and a healthy pipeline 1H'15 1H'17 Cross - border revenue growth US business generates value across Santander’s global network 2 Cross - border revenue growth 1H'17 2020E ~30% CAGR X% CAGR X% +64% more collaborations to come Note: The illustrated figures reflect GCB and Commercial Banking revenue

15 • Closer integration with SBNA • Growth in the prime segment • Better service to our dealers Transition from stand - alone consumer finance company to a bank model • More robust regulatory and compliance infrastructure • Improved risk management • Best in non - prime segment 2015 2017 From 2015 to 2017… …and looking forward … Improved risk - return and predictability profile Santander Consumer transitioning to a bank model 3

16 Santander Consumer has grown significantly since 2014 3 2014 2015 2016 1H'17 30.6 36.1 39.3 40.0 7.7 12.8 13.4 10.8 Market related funding mix Average managed loans CAGR X% 38.3 48.9 52.7 50.8 Serviced for Others Owned Assets ~11% ($ Bn ) ($ Bn ) CAGR X% 1 (1) Excluding shareholder equity and Banco Santander and subsidiaries funding 2014 2015 2016 1H'17 11.4 12.7 13.5 15.3 6.3 8.2 8.0 8.5 11.8 10.2 10.7 9.9 ~5% 29.5 31.1 32.2 33.7 Public securitisations Privately issued amortizing notes Third - party revolving

17 • Focus on cost control and efficiency improvement • Active capital management • Continued focus on bank - level standards • Improve profitability for all segments o Grow non - prime volumes ensuring appropriate risk - return profile o Transition prime to deposit - funded model o Maintain profitability of lease Further improvement of dealer experience Santander Consumer: Key priorities to realise full potential 3

18 K ey takeaways 3

19 Key strengths of our franchise We are well positioned to deliver on the US… • Unique value proposition for global corporate customers • Operating across Europe, US, and Latam Globally connected Corporate & Commercial business At scale auto finance company • Long term relationship with Chrysler • + 15,000 dealer network in the US Leading private banking in Latam • Top 5 player in Latam • Long standing relationships with customers and regulators Regional bank presence in attractive U.S. geography • 670 branches in attractive metro market of Boston, New York, and Philadelphia • US Northeast market 2x GDP of UK

20 …and execute on a consistent set of priorities SAN US SBNA SC • Continue delivering on regulatory expectations • Focus on integration of US operations and cost savings to improve efficiency • From best - in - class in non - prime to full spectrum auto lender • Optimising our cost base • Improve deposit pricing & market share gains • Keep increasing loyal customers and customer experience • Optimising balance sheet & capital • Leverage Group connectivity to grow GCB and build out Commercial Banking • Improve profitability on a segmented basis o Grow non - prime volumes while ensuring appropriate risk - return profile o Transition prime to deposit - funded model • Optimise excess capital Our commitment is to close the gap versus peers’ profitability 1 (1) Adjusted to 11% CET1, 1H’17. Group criteria 4% 13% SAN US Peers ( RoTE ) 1

21 2016 1H’17 2018 Targets We are delivering on our commitments Employee engagement Attrition levels (SBNA) Below peers 24.1% N/A 22.1% Peers level Market rate People Customers Retail loyal customers in k (SBNA) Active customers in k (SBNA) Digital customers in k (SBNA) Customer service satisfaction (SBNA) 262 1,566 778 Bottom quartile 289 1,596 839 Closing peer gap 182 1,565 1,200 Approach peers Adjusted RoTE 3.1% 3.6% ~4% Shareholders Cost - to - Income Ratio 42% 45% ~45% Financial education to communities 9,950 hours 10,000 hours N/A Communities

22 • Continued delivery of regulatory progress • Delivery of consistent results to our customers and our shareholders • A clear roadmap to become a leading US regional bank whilst realising the full potential of the auto finance business • Significant enhancement of earnings recurrence and profitability by the improvement of efficiency and growth of the commercial business

23 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer